SULTAN MINERALS INC. **SUL-TSX VENTURE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: Investor@langmining.com

04030827

June 8, 2004

SEC MAIL RECEIVED PROCESSING
JUN 10 2004
WASH, D.C. 155 SECTION

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon Ross

Shannon M. Ross,
Corporate Secretary

Enclosures

dlw 6/18

United States Sec Filing
June 8, 2004

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. Sultan Minerals Announces Brokered Private Placement Financing – dated May 28, 2004
2. Sultan Minerals First Quarter Review – dated May 31, 2004

Correspondence with Securities Commissions

3. Notice of Meeting & Record Date – dated May 3, 2004
4. Certificate re dissemination to shareholders – dated May 19, 2004
5. Form 52-109FT2 for CEO
6. Form 52-109FT2 for CFO

Financials

7. 2003 Annual Report containing consolidated financial statements, MD&A and BC Form 51-901F for the period ended December 31, 2003 and 2002.
8. Consolidated interim financial statements with MD&A and quarterly report for period ended March 31, 2004 and 2003, under cover dated May 31, 2004

Annual General Meeting

9. Annual Return Card
10. Notice of Annual General Meeting
11. Information Circular
12. Form of proxy

Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

May 03, 2004

To: All Applicable Commissions & Stock Exchanges **AMENDED**

Dear Sirs:

Subject: Sultan Minerals Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 86556L100
5.	Record Date for Notice	: May 13, 2004
6.	Record Date for Voting	: May 13, 2004
7.	Beneficial Ownership Determination Date	: May 13, 2004
8.	Meeting Date	: June 17, 2004
9.	Meeting Location	: Vancouver
10.	Business	: Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9479
Fax: 604.661.9401

Computershare

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9549

May 19, 2004

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Sultan Minerals Inc.

We confirm that the following material was sent by pre-paid mail on May 19th, 2004 to the registered shareholders of Common shares of the subject Corporation:

A Notice of Annual General Meeting/Information Circular
B Proxy
C Supplemental Mailing List Return Card
D Brochure
E 2003 Annual Report including Letter to Shareholders/Financial Statements as at December 31, 2003 and 2002/Quarterly and Year End Report BC Form 51-901F for the quarter ended December 31, 2003/Schedule B: Supplementary Information/ Schedule C: Management Discussion and Analysis
F Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.683.3694

Computershare

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9549

May 19, 2004

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Sultan Minerals Inc.

We confirm that the following material was sent by pre-paid mail on May 19th, 2004 to the registered shareholders of Common shares of the subject Corporation:

- A Notice of Annual General Meeting/Information Circular
- B Proxy
- C Supplemental Mailing List Return Card
- D Brochure
- E 2003 Annual Report including Letter to Shareholders/Financial Statements as at December 31, 2003 and 2002/Quarterly and Year End Report BC Form 51-901F for the quarter ended December 31, 2003/Schedule B: Supplementary Information/ Schedule C: Management Discussion and Analysis
- F Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.683.3694

ANNUAL RETURN CARD
(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

NOTICE TO SHAREHOLDERS OF SULTAN MINERALS INC.

In accordance with National Instrument No. 54-102, registered and non-registered (beneficial) shareholders may request annually to have their names added to a company's supplemental mailing list in order to receive interim financial statements of the company. If you wish to receive such statements, please complete and return this form to:

Sultan Minerals Inc.
Suite 1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

TO: SULTAN MINERALS INC.

The undersigned certifies that he/she is a registered/non-registered owner of securities (other than debt instruments) of the Sultan Minerals Inc. ("Sultan") and requests that he/she be placed on the Sultan's Supplemental Mailing List in order to receive Sultan's interim financial statements.

____
Name of Registered/Non-Registered Shareholder - Please Print

____
Address/City/Province/Postal Code

Signature	Date
Fax	E-mail Address

By providing an E-mail address or fax number, you will be deemed to be consenting to the electronic delivery to you at such E-mail address or fax number of Sultan's interim financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the members of **SULTAN MINERALS INC.** (the "Company") will be held at the Oak Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on June 17, 2004, at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors' report thereon for the financial year ended December 31, 2003.

2. To fix the number of directors at four.

3. To elect directors for the ensuing year.

4. To appoint the auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors.

5. To consider and if thought advisable, approve an ordinary resolution to authorize the Directors in their discretion and subject to regulatory approval, and compliance with the policies of the TSX Venture Exchange to issue, in one or more private placements, such number of securities that exceeds 25% of the total number outstanding as at May 13, 2004, all as more fully set forth in the Information Circular accompanying this Notice.

6. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular and a copy of the audited consolidated financial statements of the Company for the year ended December 31, 2003, and the auditors' report thereon, accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 19th day of May, 2004

BY ORDER OF THE BOARD

SEC MAIL PROCESSING
RECEIVED
JUN 10 2004
WASH. D.C. 155 SECTION

"Arthur G. Troup"
Arthur G. Troup, President & CEO

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1

INFORMATION CIRCULAR

(As at April 30, 2004, except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of SULTAN MINERALS INC. (the "Company") for use at the annual general meeting of the Company to be held on June 17, 2004 (the "Meeting"), and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries, if any. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common Shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Annual General Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada in by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax 1-(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays,

Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Annual General Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Trust Company of Canada** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their**

Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Presently, the Company is authorized to issue 550,000,000 Shares divided into 500,000,000 Common Shares without par value and 50,000,000 First Preference Shares, of which 39,206,081 Common Shares are issued and outstanding. The holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on May 13, 2004, will be entitled to receive notice of and vote at the Meeting.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Frank A. Lang (1)	5,679,383 (2)	14.49%

(1) Frank A. Lang is the Chairman and a Director of the Company.

(2) Of these common shares, 600,961 are held indirectly in the name of Dauntless Developments Ltd., 326,838 are held indirectly in the name of Mark Management Ltd. and 2,355,217 are held indirectly in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at four.

The Company is required to have an Audit Committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for dection as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled [(2)]
Frank A. Lang, P.Eng. West Vancouver, BC Chairman and Director	President of Cream Minerals Ltd. Honorary Chairman of Aurizon Mines Ltd., Non-executive Chairman of Emgold Mining Corporation and ValGold Resources Ltd.,	Since June 15, 1989	5,679,383 [(3)]
Arthur G. Troup[(1)], M.Sc., P.Eng. West Vancouver, BC President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company, Vice-President, Exploration of Emgold Mining Corporation, ValGold Resources Ltd., and Cream Minerals Ltd.	Since June 15, 1989	548,636 [(4)]
Benjamin Ainsworth[(1)], P.Eng. Vancouver, BC Director	President of Metamin Enterprises Inc.	Since June 15, 1989	29,750
Sargent H. Berner[(1)] Vancouver, BC Director	Partner of DuMoulin Black, Barristers & Solicitors	Since June 27, 1996	204,318 [(5)]

(1) Member of the Audit Committee.

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2004, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(3) Of these common shares, 600,961 are held indirectly in the name of Dauntless Developments Ltd., 326,838 are held indirectly in the name of Mark Management Ltd. and 2,355,217 are held indirectly in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

(4) Of these shares, 247,036 are held indirectly in the name of Istana Developments Ltd., a private company controlled by Arthur G. Troup.

(5) Of these shares, 1,318 are held indirectly in the director's RRSP account.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("the Rules") made under the *Securities Act* (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at December 31, 2003, and the other four most highly compensated executive officers of the Company as at December 31, 2003, whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensation ($)
					Awards		Payouts	
		Salary(1) ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Arthur G. Troup	2003	65,984	Nil	Nil	Nil	Nil	Nil	Nil
President and	2002	53,141	Nil	Nil	138,000	Nil	Nil	Nil
Chief Executive Officer	2001	30,876	Nil	Nil	205,000	Nil	Nil	Nil

(1) Mr. Troup's salary was paid by Lang Mining Corporation ("Lang Mining"), a private company owned by Mr. Frank A. Lang, Chairman of the Company, July 31, 2001, when the management agreement between Lang Mining and the Company expired and was not renewed. Effective August 3, 2001, the Company entered into a Shareholder and Operating Agreement to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company (See "Management Contracts" for further information). The Company reimbursed LMC $65,984 of Mr. Troup's salary expense reported in the table.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option Grants During the
Most Recently Completed Financial Year

There were no options granted to the Named Executive Officer during the most recently completed financial year.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officer did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Arthur G. Troup	Nil	Nil	453,000/Nil	13,650/ Nil

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company does have a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

There were no grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officers).

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, senior officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its

subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as follows:

Services Agreements

Effective August 3, 2001, the Company entered into a Shareholder and Operating Agreement (the "Services Agreement") to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. As at December 31, 2003, the Company had a receivable from LMC of $52,940 for performing administrative, geological and management functions on behalf of the Company, which is approximately three months of working capital, as required by the Services Agreement. During the most recently completed financial year, the sum of $252,625 was paid to LMC for performing administrative, geological and management functions on behalf of the Company.

Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of an officer and director. In the year ended December 31, 2003, $30,000 was paid to Lang Mining.

APPOINTMENT OF AUDITORS

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Morgan & Company, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

See "Interest of Insiders in Material Transactions - Services Agreements" above for further information.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no Director or senior officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

General Authority to Conclude Placements or Transactions

Under British Columbia corporate law, directors are vested with the authority to issue shares for cash, property (including settlement of debt) or services, providing that the valuation of non-cash consideration is fair and reasonable and in the best interest of the Company and the shares issued for such consideration are reasonably valued. The Company uses the prevailing trading price of its common shares as quoted on the TSX Venture Exchange (the "Exchange") as a benchmark for valuing its shares. Pursuant to

regulatory policies and prevailing industry standards, the Company may apply a discount of up to 25% from such market prices to reflect the fact that the purchasers of such treasury shares are generally subject to restrictive hold periods, for some period of time after completion of the share sale, pursuant to applicable securities legislation. Under certain policies of the Exchange, issuances of shares by way of private placement in a number in excess of 25% of a listed company's then outstanding shares may require prior shareholders' approval. In order to avoid the necessity and added expense of having to convene an additional shareholders' meeting in the event that arrangements satisfactory to the board are reached for a private placement transaction involving the issuance of shares prior to the shareholders' meeting to be held in 2005, management proposes to request advance approval at this time from the shareholders. The limitations on the approval sought are that any transaction effected by the Company to issue shares must be to parties substantially at arms-length to the Company, must be completed prior to the date of the next Annual General Meeting and must receive the acceptance for filing of the regulatory officials of the Exchange. The share issuances may occur in one or more transactions and with one or more recipients.

Management proposes that shareholders favourably consider and approve the following resolution:

> "Resolved as an ordinary resolution, that the Directors of the Company be authorized to re-capitalize the Company, through the issuance of common shares for cash, property (including settlement of debts) or services, by issuing, in one or more private placements, such number of securities as would constitute in total an amount of common shares that exceeds 25% of the total number outstanding as at May 13, 2004 (the "Record Date"), during the next 12 month period."

The Directors of the Company believe that passing an ordinary resolution giving effect to the foregoing is in the best interests of the Company and recommend that shareholders vote in favour of the resolution. In the event the resolution is not passed, the Exchange may not approve any private placements which result in the issuance or possible issuance of a number of shares which exceeds the 25% figure, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 19th day of May, 2004

BY ORDER OF THE BOARD

"Arthur G. Troup"

Arthur G. Troup, President & CEO

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF SULTAN MINERALS INC. (the "Company")

TO BE HELD IN THE OAK ROOM, FOUR SEASONS HOTEL, 791 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON JUNE 17, 2004, AT 2:00 P.M.

(the "Meeting")

The undersigned Member of the Company hereby appoints, Arthur G. Troup, President of the Company, or failing this person, Shannon M. Ross, Secretary and CFO of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Annual and General Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at four		
		For	Withhold
2.	To elect as Director, Frank A. Lang		
3.	To elect as Director, Sargent H. Berner		
4.	To elect as Director, Benjamin Ainsworth		
5.	To elect as Director, Arthur G. Troup		
6.	To appoint Morgan & Company, Chartered Accountants, as Auditors of the Company at a remuneration to be fixed by the board of directors		
		For	Against
7.	To pass an ordinary resolution, that the Directors of the Company be authorized to re-capitalize the Company, through the issuance of common shares for cash, property (including settlement of debts) or services, by issuing, in one or more private placements, such number of securities as would constitute in total an amount of common shares that exceeds 25% of the total number outstanding as at May 13, 2004 (the "Record Date"), during the next 12 month period		
8.	To transact such other business as may properly come before the Meeting		

The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE MEMBER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. **If someone other than the Member of the Company signs this proxy form** on behalf of the named Member of the Company, documentation acceptable to the chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. **If the proxy form is not dated by the Member, it shall be deemed to be dated seven (7) calendar days after it was mailed to the Member by Computershare Trust Company of Canada.**

3. *(i)* ***If a registered Member wishes to attend the Meeting to vote on the resolutions in person****, register your attendance with the Company's scrutineers at the Meeting.*

   (ii) ***If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person*****,** cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

4. ***If a Member cannot attend the Meeting but wishes to vote on the resolutions*****,** the Member can ***appoint another person*****, who need not be a Member of the Company, to vote according to the Member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert the Member's appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxyholder.**

5. ***If the Member cannot attend the Meeting but wishes to vote on the resolutions*** and to ***appoint one of the management appointees*** named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. **Where no instruction is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.**

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit. **This proxy confers discretionary authority with respect to matters other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.**

7. If a registered Member has returned the proxy form, **the Member may still attend the Meeting and vote in person should the Member later decide to do so.** To attend, and vote at the Meeting, the Member must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

This proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax 1-(866) 249-7775 or (416) 263-9524, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 28, 2004

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS ANNOUNCES BROKERED PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that it has engaged Canaccord Capital Corporation ("Canaccord"), to act as agent on a commercially reasonable efforts basis to carry out a private placement of up to 1,700,000 units (the "Units") at a price of $0.15 per Unit, for gross proceeds of up to $255,000. Each Unit is comprised of one common share in the capital of Sultan and one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of Sultan for a period of 12 months from closing, at an exercise price of $0.20 per share.

Upon closing Canaccord will receive a cash commission equal to 8% of the gross proceeds and that number of non-transferable agent's warrants equal to 20% of the total number of Units sold. Canaccord may elect to take up to one-half of the 8% commission in Units. Each non-transferable compensation warrant is exercisable to acquire one additional common share of the Company at an exercise price of $0.20 per share for a period of 12 months from the date of closing of the private placement.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and agent's compensation are subject to a hold period and may not be traded for four months from the date of issuance. The private placement is subject to regulatory approval.

Proceeds from the private placement will be used to fund exploration programs on the Company's Coripampa 1 and 2 properties situated in Peru, and for general working capital

Arthur G. Troup, P. Eng., Geol.
President & CEO

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

May 31, 2004

Ticker Symbol: SUL-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS FIRST QUARTER REVIEW

Operating Results

In the three months ended March 31, 2004, Sultan incurred a loss of $97,176 ($0.00 per common share), compared to $74,343 ($0.00 per common share) in the three months ended March 31, 2003. Sultan has unrestricted working capital of $156,629 as at March 31, 2004, and $5,234 in restricted cash that is to be used for exploration activity eligible for flow-through. The largest increases in expenditures were in shareholder communications which increased from $21,985 in 2003 to $26,485 in 2004, office and administration which increased from $5,554 in 2003 to $9,940 in 2004, legal, accounting and audit which increased from $3,337 in 2003 to $6,078 in 2004 and travel and conference costs which increased from $1,979 to $8,948 in 2004.

Sultan has contracted Giroux Consultants Ltd to undertake a resource study on its Kena Gold Property near Ymir, British Columbia. This study is nearing completion and is expected to provide information on the size and configuration of the Kena and Gold Mountain zone deposits that will direct future drill programs and lead to the expansion of the two deposits.

Sultan also plans to undertake mapping and sampling programs on the Coripampa 1 and 2 properties in Peru and on the Willi silver property in Nevada. Airborne geophysical surveys are currently being completed by BHP Billiton Diamonds Inc. over the Stephens Lake copper-nickel property in Manitoba. This work is expected to generate targets for diamond drill testing by year-end.

A.G. Troup, P. Eng.
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622, Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release.

SULTAN MINERALS INC. **SUL-TSX VENTURE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: info@sultanminerals.com

May 31, 2004

VIA SEDAR

British Columbia Securities Commission
PO Box 10142
Pacific Centre, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs:

Re: Quarterly Report for the Period Ended March 31, 2004

Today, Sultan Minerals Inc. ("the Company") distributed its Quarterly Report for the period ended March 31, 2004, to shareholders appearing on the Company's supplemental mailing list.

Sincerely,

(signed)
"Shannon M. Ross"

Shannon M. Ross
Corporate Secretary
for **Sultan Minerals Inc.**

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-4741
cc: Alberta Securities Commission
cc: TSX Venture Exchange

SULTAN MINERALS INC.
FINANCIAL STATEMENTS
MARCH 31, 2004 AND 2003
(Unaudited)

The Company's independent auditor has not performed a review of these financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Balance Sheets
(Unaudited – prepared by management)

	March 31, 2004	December 31, 2003
Assets		
Current assets		
Cash and cash equivalents	$ 131,188	$ 246,899
Restricted cash	5,234	20,173
Accounts receivable	35,905	18,281
Due from related parties (Note 6)	31,292	56,553
Prepaid expenses	30,125	20,018
	233,744	361,924
Mineral property interests (see schedule) (Note 3)	2,800,895	2,729,646
Investments (Note 4)	3,914	3,914
Equipment	287	843
Reclamation bonds	26,500	26,500
	$ 3,065,340	$ 3,122,827
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 58,406	$ 54,783
Due to related parties (Note 6)	13,475	8,159
	71,881	62,942
Shareholders' equity		
Share capital (Note 5)	12,802,634	12,771,884
Contributed surplus	19,752	19,752
Deficit	(9,828,927)	(9,731,751)
	2,993,459	3,059,885
	$ 3,065,340	$ 3,122,827

See accompanying notes to financial statements.

Approved by the Directors

A. Troup

Arthur G. Troup

F. A. Lang

Frank A. Lang

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Operations and Deficit
(Unaudited – prepared by management)

	Three months ended March 31, 2004	2003
Expenses		
Amortization	$ 556	$ --
Legal, accounting and audit	6,078	3,337
Management fees	7,500	7,500
Office and administration	9,940	5,554
Property investigations	2,774	474
Salaries and benefits	38,048	40,169
Shareholder communications	26,485	21,985
Travel and conferences	8,948	1,979
Project operator overhead recovery	--	(4,639)
Interest and other income	(3,153)	(2,016)
	97,176	74,343
Loss for the period	(97,176)	(74,343)
Deficit, beginning of period	(9,731,751)	(7,550,507)
Deficit, end of period	$ (9,828,927)	$ (7,624,850)
Loss per share, basic and fully diluted	$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding – basic and fully diluted	39,141,081	34,955,638

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Cash Flows
(Unaudited)

	Three months ended March 31, 2004	2003
Cash provided by (used for)		
Operations		
Loss for the period	$ (97,176)	$ (74,343)
Items not involving cash		
Amortization	556	--
	(96,620)	(259,527)
Changes in non-cash operating working capital		
Accounts receivable	(17,624)	33,858
Due to/from related parties	30,577	(3,004)
Prepaid expenses	(10,107)	140
Accounts payable and accrued liabilities	3,623	(158,609)
	(90,151)	(201,958)
Investing		
Mineral property interests		
Acquisition costs	(25,863)	(5,169)
Exploration and development costs	(21,636)	(152)
	(47,499)	(5,321)
Financing		
Common shares issued for cash, net of share issue costs	7,000	441,400
Cash and cash equivalents and restricted cash		
Increase (decrease) during the period	(130,650)	234,121
Balance, beginning of period	267,072	492,642
Balance, end of period	$ 136,422	$ 726,763
Supplemental information		
Shares issued for mineral property interests	$ 23,750	$ 10,500
Shares issued for finance fees	--	10,500
Amortization included in mineral property interests	--	504

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three months ended March 31, 2004 and 2003
(Unaudited – prepared by management)

1. Going concern and nature of operations

Sultan Minerals Inc. (the "Company") is incorporated under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties in Canada.

These financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications used that would be necessary if going concern assumptions were not appropriate. Some adjustments could be material.

As disclosed in the financial statements, the Company has working capital as at March 31, 2004, of $161,863 (December 31, 2003 - $298,983) and an accumulated deficit of $9,828,927 (December 31, 203 - $9,731,751).

The Company has capitalized $2,800,895 in acquisition and related costs on the Kena property, the Jersey and Emerald property, the Stephens Lake property and the Willi Claims.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. Basis of presentation

The interim financial statements are prepared in accordance with Canadian generally accepted accounting principles applicable to interim financial statements. They follow accounting policies and methods of their application consistent with the annual financials statements as at December 31, 2003, but they do not conform in all respects with the disclosure requirements of generally accepted accounting principles for annual financial statements. Accordingly, they should be read in conjunction the Company's December 31, 2003 annual financial statements.

3. Mineral property interests

(a) Stephens Lake Property, Manitoba, Canada

The Company acquired a 30,000-hectare mineral lease in northern Manitoba by staking. The Company entered jointly with Cream Minerals Ltd ("Cream") and ValGold Resources Ltd. (ValGold") (the "Companies") into an agreement with BHP Billiton Diamonds Inc. ("BHP") whereby BHP has been granted options to acquire an initial 51% interest in three Mineral Exploration Licenses (Numbers 64, 65 and 66) totaling 92,194 hectares of mineral property held by the Companies in the Province of Manitoba.

In order to facilitate the exploration of the property, the Companies have agreed to pool their respective properties so that each will hold an undivided one-third interest in all three of the exploration licenses subject to the BHP agreement. The combined property is referred to as the Stephens Lake Property.

Under the terms of the agreement the Companies have granted to BHP options (the "BHP Options") to acquire firstly, a 51% undivided interest in the Stephens Lake Property (the "First Option") and secondly, a 19% undivided interest in the property (the "Second Option"). BHP has agreed to fund all exploration expenditures on the property until the BHP Options are either terminated or fully exercised.

In order to exercise the First Option, BHP must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement. This includes a firm commitment of $100,000 in exploration expenditures to be incurred in the first year following the effective date. In order to exercise the Second Option, BHP must complete a feasibility study for the project on or before the 10th anniversary of the effective date. In the event that BHP exercises both options, a joint venture will be formed and the Companies shall thereupon have the following working interests in the joint venture - BHP - 70%; the Company - 10%; Cream - 10%, and ValGold - 10%. In the event that BHP exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies shall thereupon have the following working interests in the joint venture - BHP - 51%; the Company - 1/3 of 49%; Cream - 1/3 of 49%; and ValGold - 1/3 of 49%. If, after the joint venture is formed, a party's interest falls to 10% or less, for inability to finance their share of the joint venture or other reasons, that party's interest will convert to a 1% net smelter royalty.

(b) Willi Claims, Nevada, United States

The Company entered into a purchase agreement with an individual from Sparks, Nevada, U.S.A. to acquire a 100% interest in 20 Lode Mining Claims, Willi 1 through Willi 20, (the "Willi Claims"), located in Sections 25, 26 & 36, Township 19N, Range 34E, Churchill County, Nevada, U.S.A. Under the terms of the Agreement, the Company has issued 50,000 common shares at $0.26 to the individual.

The Company's independent auditor has not performed a review of these financial statements.

3. Mineral property interests (continued)

(c) Coripampa 1 and 2, Peru

The Company entered into an option agreement with a Peruvian partnership to acquire 100% of the Coripampa 1 Silver Property consisting of four mineral concessions (600 hectares), located in zone 18 of Huaynacotas District, La Unión Province of the Arequipa Department and the Coripampa 2 Gold & Silver Property consisting of 6 mineral concessions (700 hectares), located in zone 18 of Districts Pampamarca/Coronel Castañeda, in the provinces of LaUnion/Parinacochas in the Arequipa/Ayacucho Departments in the Republic of Peru. Under the terms of the agreement, the Company has agreed to make total cash payments of US$265,000 and issue 850,000 common shares to the optionor over a 54-month period following receipt of regulatory approval of the agreement. A 3.0% NSR and ,300,000 common shares will be payable to the optionors upon completion of a positive feasibility study or upon commencement of commercial production, whichever occurs first. The Company will have the right to purchase 50% of the NSR for US$1,800,000 at any time up to 120 days after the commencement of commercial production. Subsequent to March 31, 2004, a finder's fee of 15,000 common shares was paid to an arm's-length finder in connection with this transaction.

(d) Mineral Property Interests Commitments

To maintain its mineral property interests the Company is required to make cash payments of $182,500 and issue 423,750 common shares in fiscal 2004. Pursuant to the option agreements, cash payments of $15,000 have been made and 100,000 common shares have been issued in 2004.

4. Investments

Name of Company	Number of Shares	Book Value 2003	Book Value 2002
Emgold Mining Corporation	6,020	$ 3,913	$ 3,913
LMC Management Services Ltd.	1	1	--
		$ 3,914	$ 3,913

The quoted market value of Emgold Mining Corporation as at March 31, 2004 was $6,622 (December 31, 2003 - $8,428).

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three months ended March 31, 2004 and 2003
(Unaudited – prepared by management)

5. Share capital

(a) Authorized:

The authorized share capital of the Company consists of 500,000,000 common shares without par value and 50,000,000 preferred shares without par value.

(b) Issued and outstanding:

	Number of Shares	Amount
Balance, December 31, 2002	34,902,194	$12,117,977
Issued for cash		
Private placement at $0.20, less share issue costs	2,500,000	436,476
Flow-through private placement at $0.20, less share issue costs	1,250,000	230,000
Stock options exercised at $0.15	15,000	2,250
Issued for mineral property interests and other		
Corporate finance fee on brokered private placement at $0.21	50,000	10,500
Athabasca property payment at $0.21	50,000	10,500
Kena property payment at $0.21	50,000	10,500
Starlight property payment at $0.185	20,000	3,700
Silver King property payment at $0.195	50,000	9,750
Great Western claim group property payment at $0.18	50,000	9,000
Tough Nut property payment at $0.18	50,000	9,000
Daylight claims property payment at $0.235	43,750	10,281
Cariboo, Princess and Cleopatra property payment at $0.24	50,000	12,000
Future income tax liability on flow-through shares	--	(94,050)
Fractional rounding adjustment	137	--
Balance, December 31, 2003	39,081,081	12,771,884
Issued for mineral property interests and other		
Willi Claims acquisition at $0.26	50,000	13,000
Athabasca claims at $0.215	50,000	10,750
Issued for cash		
Warrants exercised at $0.28	25,000	7,000
Balance, March 31, 2004	39,206,081	$12,802,634

The Company's independent auditor has not performed a review of these financial statements.

5. Share capital (continued)

(c) Stock options

The Company has a stock option plan, which allows for the grant of options to purchase up to 7,513,438 shares.

The following table summarizes information about the stock options outstanding at March 31, 2004:

Options Outstanding and Exercisable			
Range of Exercise Prices	**Number Outstanding at March 31, 2004**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**
$0.15	675,000	1.1 years	$0.150
$0.21	660,000	2.3 years	$0.210
$0.40	741,000	2.5 years	$0.400
$0.32	749,000	3.2 years	$0.320
$0.15 to $0.40	2,825,000	2.3 years	$0.251

No options were exercised in the three months ended March 31, 2004.

(d) Share purchase warrants

As at March 31, 2004, the following share purchase warrants are outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,625,000	$0.25	September 30, 2004
750,000	$0.24	February 11, 2005
2,375,000		

The Company's independent auditor has not performed a review of these financial statements.

6. Related party transactions and balances

Services rendered and reimbursement of expenses:	Three months ended March 31, 2004	2003
LMC Management Services Ltd.	$ 64,610	$ 72,374
Lang Mining Corporation	7,500	7,500

Balances receivable from (payable to):	March 31, 2004	December 31, 2003
LMC Management Services Ltd.	$ 30,959	$ 52,940
Related companies	333	3,614
Receivable from:	$ 31,292	$ 56,554
ValGold Resources Ltd. for expense reimbursements	$ (13,475)	$ --
Directors and officers expense reimbursements	--	(1,619)
DuMoulin Black	--	(6,540)
Payable to:	$ (13,475)	$ (8,159)

7. Subsequent events

See also Note 3(c)

Subsequent to March 31, 2004, the Company has engaged Canaccord Capital Corporation ("Canaccord"), to act as agent on a commercially reasonable efforts basis to carry out a private placement of up to 1,700,000 units (the "Units") at a price of $0.15 per Unit, for gross proceeds of up to $255,000. Each Unit will be comprised of one common share and one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of the Company for a period of 12 months from closing, at an exercise price of $0.20 per share.

A cash commission equal to 8% of the gross proceeds and that number of non-transferable agent's warrants equal to 20% of the total number of units sold is to be paid, of which Canaccord may elect to take up to one-half of the commission in units. Each non-transferable compensation warrant is exercisable to acquire one additional common share of the Company at an exercise price of $0.20 per share for a period of 12 months from the date of closing of the private placement. The transaction is subject to regulatory approval.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

Schedules of Mineral Property Interests
(Unaudited – prepared by management)

	March 31, 2004	December 31, 2003
Kena Property, British Columbia		
Acquisition costs		
Balance, beginning of period	$ 478,853	$ 294,790
Incurred during the period	21,768	184,063
Balance, end of period	500,621	478,853
Exploration costs		
Assays and analysis	4,340	25,218
Drilling	--	102,780
Environmental	--	5,654
Geological and geophysical	10,487	104,300
Site activities	2,890	8,391
Travel and accommodation	339	18,209
Incurred during the period	18,056	264,552
Balance, beginning of period	2,239,508	1,974,956
Balance, end of period	2,257,564	2,239,508
	2,758,185	2,718,361
Jersey and Emerald Properties, British Columbia	569	1
Stephens Lake Property, Manitoba (Note 3(a))		
Acquisition costs		
Balance, beginning of period	523	523
Incurred during the period	14,786	--
Balance, end of period	15,309	523
Exploration costs		
Balance, beginning of period	4,815	--
Geology and geophysical	1,070	4,815
Balance, end of period	5,885	4,815
	21,194	5,338
Willi Claims, Nevada (Note 3(b))		
Acquisition costs		
Balance, beginning of period	5,796	--
Incurred during the period	13,059	5,796
Balance, end of period	18,855	5,796
Exploration costs		
Balance, beginning of period	150	--
Geology and geophysical	1,942	150
Balance, end of period	2,092	150
	20,947	5,946
Mineral Property Interests	$ 2,800,895	$ 2,729,646

SULTAN MINERALS INC.
QUARTERLY REPORT
March 31, 2004

Schedule B:

1. Analysis of expenses and deferred costs

See Schedules of Mineral Property Interests, and Statements of Operations and Deficit in unaudited financial statements.

2. Related party transactions

See note 6 to the unaudited financial statements for the three months ended March 31, 2004.

3. (a) Securities issued during the three months ended March 31, 2004

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consider-ation	Commis-sion Paid
January 16, 2004	Common	Warrants	25,000	0.28	7,000	Cash	Nil
February 11, 2004	Common	Property payment	50,000	0.26	13,000	Property payment	Nil
March 12, 2004	Common	Property payment	50,000	0.215	10,750	Property payment	Nil

(b) Options granted during the three months ended March 31, 2004
Nil

4. (a) Authorized Capital

500,000,000 common shares without par value.
50,000,000 preferred shares without par value.

(b) Issued and Outstanding Capital at March 31, 2004

39,206,081 common shares are issued and outstanding. See note 5 to the unaudited financial statements for the three months ended March 31, 2004, attached in Schedule A.

(c) (i) Stock Options Outstanding

No. of Shares	Exercise Price ($)	Expiry Date
50,000	0.21	August 25, 2004
675,000	0.15	April 14, 2005
610,000	0.21	August 31, 2006
741,000	0.40	October 19, 2006
749,000	0.32	May 16, 2007
2,825,000		

(ii) Warrants Outstanding

See note 5 to the unaudited financial statements for the three months ended March 31, 2004, in Schedule A.

(d) Shares in Escrow

None.

5. List of Directors and Officers

Frank A. Lang, Chairman and Director
Ben Ainsworth, Director
Sargent H. Berner, Director
Arthur G. Troup, President and Director
Shannon Ross, Secretary and CFO

Sultan Minerals Inc.
March 31, 2004

Management Discussion and Analysis of Financial Condition For Three Months Ended March 31, 2004 and 2003

The following discussion of the financial position and operating results of the Company for the interim periods ended March 31, 2004 and 2003, should be read in conjunction with the Annual Financial Statements and accompanying Notes for the years ended December 31, 2003 and 2002.

The Management Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources and future plans of the Company, are forward-looking statements that involve various risks and uncertainties including changes in future prices of gold, accidents, labour disputes and other risks associated with delays in obtaining governmental approvals or financing or in the completion of development or construction activities, and other factors discussed under "Risk Factors".

There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements. The effective date of this MD&A is May 28, 2004.

Overview

During the first quarter of 2004, the activities of Sultan Minerals Inc. ("Sultan", or the "Company"), focused primarily on the acquisition of mineral property interests in Peru and Nevada. Sultan also entered into a joint venture on its Stephens Lake property in Manitoba. Data from a drilling program completed on the Kena property in the fourth quarter of 2003 was compiled in the first quarter of 2004. Sultan is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favourable exploration potential.

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Kena property, British Columbia	Other British Columbia properties	Stephens Lake property, Manitoba	Others	General and administrative expenses (recovery) (Note 1)
2002					
Second Quarter	125,043	268	--	--	135,057
Third Quarter	463,936	--	--	--	82,434
Fourth Quarter	6,358	25,000	523	--	(15,992)
2003					
First Quarter	419	179	58	--	76,359
Second Quarter	6,927	897	2,476	--	135,057
Third Quarter	80,227	782	--	--	63,282
Fourth Quarter	176,979	165	2,281	150	104,431
2004					
First Quarter	18,056	568	1,070	1,942	100,329

Note 1: General and administrative expenses do not include the write-down of mineral property interests.

Sultan Minerals Inc.
March 31, 2004

Operating Results

For the three months ended March 31, 2004, ("Ql 2004"), Sultan incurred a loss of $97,176 ($0.00) per common share), compared to $74,343 ($0.00 per common share) in the three months ended March 31, 2003 ("Q1 2003").

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income and is offset against general and administrative expenses.

Expenses

General and administrative expenses totalled $100,330 in Q1 2004 compared to $76,359 in Q1 2003. Management fees of $7,500 were paid in both Q1 2004 and Q1 2003 to Lang Mining Corporation, a private company owned by the Chairman and director of the Company.

Legal, accounting and audit expenses of $6,078 were paid in Q1 2004 compared to $3,337 in Q1 2003. The increase is due to the increased audit time and regulatory reporting.

Office and administration costs of $9,940 were paid in Q1 2004 compared to $5,554 in Q1 2003. Office and administration expenses include telephone, courier, and other direct costs, which are incurred in the period. Office and administration costs may increase in the balance of fiscal 2004, as the cost of communication with foreign jurisdictions is much higher than local communication. The Company is planning to commence an exploration program on the Coripampa properties in Peru. Exploration on any of its mineral property interests is dependent upon raising capital or obtaining sufficient capital to fund ongoing operations.

During Q1 2003, $4,639 in overhead was recovered from Kinross for management of the Kena property exploration program, as compared to $nil in Q1 2004. The agreement with Kinross was terminated in June 2003.

Shareholder communications costs have increased from $21,985 in Q1 2003 to $26,485 in Q1 2004. Transfer agent and filing fees of $4,944 are included in shareholder communications costs in Q1 2004, compared with $5,250 in Q1 2003, reflecting increases in filing fees. In Q1 2003, the Company hired Windward Communications to provide investor relations services and $8,687 was expended with no comparative expense in Q1 2004. Investor relation services of $6,000 were paid to Arbutus Enterprises Ltd. in Q1 2004, with no comparative expense in Q1 2003. Other shareholder communications costs include news release dissemination and web site maintenance.

In Q1 2004 the Company expended $2,774 on mineral property investigations compared to $474 in Q1 2003. The Company is presented with mineral properties and the property details are reviewed to determine if further investigation is required. If an interest in a mineral property is acquired, the property investigation costs are capitalized. These capitalized costs are reviewed on a regular basis to determine the likelihood of recovery, and costs are written down where appropriate.

Depending upon the ability of the Company to raise sufficient funds to carry out its projected exploration plans, the Company expects expenses for fiscal 2004 to remain at approximately the same level as fiscal 2003. The Company will be evaluating the Coripampa Properties in fiscal 2004. and further analysis is planned for the Company's Kena property.

Financing Activities and Capital Expenditures

Unrestricted cash on hand at March 31, 2004, was $131,188 (December 31, 2003 - $246,899). At March 31, 2004, Sultan's working capital was $161,863, as compared to $298,983 at December 31, 2003. All of Sultan's cash and cash equivalents are held in redeemable certificates of deposit and in bank accounts.

Financing Activities

During Q1 2004, 25,000 warrants were exercised at a price of $0.28.

All of Sultan's short to medium-term operation and exploration cash flow must be derived from external financing. Sultan believes it will be able to raise sufficient capital to fund ongoing operations for at least the next year. Actual funding may vary from what is planned due to a number of factors, the most significant of which would be the progress of exploration and development on its current properties. In the event that changes in market conditions prevent Sultan from receiving additional external financing if required, it will need to review its current property holdings and prioritize project exploration with cash availability. Cash payments due on property options may not be made, and unless agreements to extend the terms are made with the optionors, the properties may be returned to the optionor.

Subsequent to March 31, 2004, the Company has engaged Canaccord Capital Corporation ("Canaccord"), to act as agent on a commercially reasonable efforts basis to carry out a private placement of up to 1,700,000 units (the "Units") at a price of $0.15 per Unit, for gross proceeds of up to $255,000. Each Unit will be comprised of one common share and one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of the Company for a period of 12 months from closing, at an exercise price of $0.20 per share.

A cash commission equal to 8% of the gross proceeds and that number of non-transferable agent's warrants equal to 20% of the total number of units sold is to be paid, of which Canaccord may elect to take up to one-half of the commission in units. Each non-transferable compensation warrant is exercisable to acquire one additional common share of the Company at an exercise price of $0.20 per share for a period of 12 months from the date of closing of the private placement. The transaction is subject to regulatory approval.

Investing Activities

Kena Property, British Columbia

The Company holds 100% of the original Kena Property claims located near the community of Ymir in southeastern British Columbia. During Q1 2004, 50,000 common shares were issued at a price of $0.215 per share as an option payment on the Athabasca claims.

During Q1 2004, the Company expended $18,056 in exploration costs on the Kena property compared to $419 in Q1 2003. The expenditures on the Kena property in Q1 2004 included the following: assays and analysis - $4,340; (Q1 2003 - $nil); geological and geophysical - $10,487 (Q1 2003 - $279); travel and accommodation - $339 (Q1 2003 - $nil); and site activities $2,890 (Q1 2003 – $140). Acquisition costs of $21,768 were incurred in Q1 2004 (Q1 2003- $15,668).

Various property agreements have been entered into on properties contiguous to the initial Kena claims. These option agreements include the Starlight Claim Group, the Daylight Claim Group, the Cariboo claims, the Silver King Claim Group and the Athabasca claim Group.

At December 31, 2003, $17,230 in flow through exploration costs had not yet been expended related to a flow through private placement completed in fiscal 2003.

Willi Claims, Nevada

During Q1 2004, Sultan entered into a purchase agreement with an individual from Sparks, Nevada, U.S.A. to acquire a 100% interest in 20 lode mining claims, WILLI 1 through WILLI 20, (the "WILLI Property"), located in Sections 25, 26 & 36, Township 19N, Range 34E, Churchill County, Nevada, U.S.A. Under the terms of the agreement, Sultan issued 50,000 common shares at a price of $0.26 per share to the seller to acquire a 100% interest in the Willi Property. The Company expended $13,059 on acquisition costs and $1,942 on geological expenses on the Willi claims in Q1 2004.

Sultan is planning a surface exploration program of geological mapping, geochemistry and geophysical surveying on the WILLI Property in order to define targets for reverse-circulation drill testing.

Sultan Minerals Inc.
March 31, 2004

Coripampa Properties, Peru

Sultan has entered into an option agreement with a Peruvian partnership to acquire a 100% interest in the Coripampa 1 Silver Property consisting of four mineral concessions (600 hectares) located in zone 18 of Huaynacotas District, La Unión Province of the Arequipa Department and the Coripampa 2 Gold & Silver Property consisting of 6 mineral concessions (700 hectares) located in zone 18 of Districts Pampamarca/Coronel Castañeda, of the provinces of LaUnion/Parinacochas at the Arequipa/Ayacucho Departments in the Republic of Peru.

Sultan is planning a program of geological mapping, trenching and geochemical sampling to define targets for possible drill testing on both the Coripampa 1 Silver Property and Coripampa 2 Gold & Silver Property.

Under the terms of the agreement the Company has agreed to make total cash payments of US$265,000 and to issue 850,000 common shares to the optionor over a 54-month period. During fiscal 2004, the first year of the agreement, Sultan will make cash and share payments to the optionor consisting of US$20,000 (US$5,000 paid subsequent to March 31, 2004) and 100,000 common shares, respectively. Subsequent to March 31, 2004, a finder's fee of 15,000 common shares was paid to an arms-length finder in connection with this transaction.

Stephens Lake Property, Manitoba

In Q1 2004, the Company expended $14,786 on acquisition costs (Q1 2003 - $58) on geological expenses.

All required payments, whether shares, cash or work commitments, required to maintain the option agreements on its mineral property interests in good standing, have been made by the Company to date. Share issuances are required to be made on several properties throughout fiscal 2004. The share price recorded for all property acquisitions is the closing price of the Company's shares on the TSX Venture Exchange on the date that the share payment is due.

Uncertainties and Risk Factors

The uncertainties and risks affecting Sultan's activities are discussed in the Annual MD&A.

Critical Accounting Policies

The Company continues to follow the accounting policies described in the audited financial statement for the year ended December 31, 2003, that were mailed to shareholders in May of 2004.

Outlook

In fiscal 2004, Sultan will complete a resource study on its Kena Property near Ymir, British Columbia. This study is expected to provide information on the size and configuration of the Kena and Gold Mountain zone deposits that will direct future drill programs and lead to the expansion of the two deposits.

Also in fiscal 2004 the Company will undertake mapping and sampling programs on the Coripampa 1 and 2 properties in Peru and on the Willi silver property in Nevada.

Airborne geophysical surveys are currently being completed by BHP Billiton Diamonds Inc. over the Stephens Lake copper-nickel property in Manitoba. This work is expected to generate targets for diamond drill testing by year-end.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **ARTHUR G. TROUP,** President and Chief Executive Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 28, 2004

"Arthur G. Troup"

Arthur G. Troup
President and Chief Executive Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **SHANNON M. ROSS,** Chief Financial Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 28, 2004

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer